GLOBAL corporate compliance

07028296

November 20, 2007

SEC MAIL PROCESSING RECEIVED
NOV 27 2007
WASH. D.C. 188 SECTION

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Dear Sirs: Gold Resources

SUPPL

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release Dated November 9, 2007
2. Material Change Report Dated November 9, 2007

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson
Suzanne Ferguson
Junior Associate

encl

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

12/3

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 **Fax:** 403.216.8459 **web:** www.globalcci.com **email:** info@globalcci.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD COMPLETES OVERSUBSCRIBED FLOW-THROUGH FINANCING

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, November 9, 2007 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) is pleased to announce that it has completed a non-brokered flow-through private placement (as previously announced in its press release of October 12, 2007) for gross proceeds of $769,040 (the "**Offering**"). The original Offering of $500,000 was oversubscribed by $269,040.

Pursuant to the Offering, the Corporation issued 4,806,500 units ("**Units**") at a price of $0.16 per Unit. Each Unit consisted of one "flow-through" common share of the Corporation (a "**Flow-Through Share**") and one-half of one common share purchase warrant (a "**Warrant**"). Each full Warrant will entitle the holder to purchase one additional common share of the Corporation (a "**Common Share**") at a price of $0.25 for a period of 24 months from the date of issuance.

MineralFields Group ("**MineralFields**"), a Toronto-based mining fund, has subscribed for $340,000 of the Offering (2,125,000 Units). Pursuant to the subscription by MineralFields, Q-Gold has paid Limited Market Dealer Inc. ("**LMDI**") a cash finder's fee of $17,000 and granted LMDI 212,500 finder's fee warrants (the "**Finder's Warrant**"). Each Finder's Warrant entitles the holder to acquire one unit at an exercise price of $0.16 for a period of 24 months from issuance. The units issuable upon exercise of the Finder's Warrant have the same terms as the Units under the Offering, except that they consist of Common Shares rather than Flow-Through Shares. The Corporation also paid a cash due diligence fee of $10,200 to LMDI.

Other parties have subscribed for $429,040 (2,681,500 units) of the Offering, upon which additional cash finder's fees of $21,452 were paid, 268,150 Finder's Warrants were issued, and due diligence fees of $12,871 were paid.

All securities issued in connection with the Offering will be subject to a four month restriction from resale as stipulated under applicable securities legislation and the TSX Venture Exchange policies. It is contemplated that the Flow-Through Shares will entitle the holders to a 100% CEE tax deduction as set forth under the *Income Tax Act* (Canada).

The transaction is the third financing that Q-Gold has completed with MineralFields, having previously completed two "flow-through" private placements for aggregate proceeds, including this financing, totaling $2,142,500 since December 2006.

Q-Gold will use a portion of the proceeds to fund exploration and drilling on its extensive holdings of mining claims and options on patented lands near Rainy River, Ontario. Proceeds from the Offering will

be also used by Q-Gold for the dewatering, rehabilitation and re-entry of the North Shaft of the past producing (1898-1900) Foley Gold Mine to conduct underground exploration. The Foley Mine is one of five historic gold mines owned or optioned by Q-Gold in the historic Gold Camp of Mine Centre, Ontario. Two of these mines, the Foley and the Golden Star, recorded gold production in the late 1890's.

About MineralFields, Pathway and First Canadian Securities®:
MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com First Canadian Securities® is active in leading resource financings (both flow-through and hard dollar) on competitive, effective and service-friendly terms, with investors both within, and outside of, MineralFields Group.

About Q-Gold Resources Ltd.
Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of over 33,000 acres and over 7,700 acres in the Rainy River Greenstone Belt.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II President
1-888-779-0166
Website: www.QGoldResources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. Date of Material Change

November 9, 2007

3. News Release

November 9, 2007
Disseminated via MarketWire Incorporated, Canadian Mining Select Disclosure Network
(Press release is attached hereto as "Exhibit I")

4. Summary of Material Change

The Corporation Completed a non-brokered flow-through private placement financing for gross proceeds of $769,040 via the issuance of 4,806,500 common shares issued on a flow-through tax basis and 2,403,250 common share purchase warrants.

5. Full Description of Material Change

Pursuant to the terms of the $769,040 non-brokered flow-through private placement, the Corporation issued 4,806,500 units ("Units") at a price of $0.16 per Unit. Each Unit consisted of one "flow-through" common share of the Corporation (a "Flow-Through Share") and one-half of one common share purchase warrant (a "Warrant"). Each full Warrant will entitle the holder to purchase one additional common share of the Corporation (a "Common Share") at a price of $0.25 for a period of 24 months from the date of issuance.

MineralFields Group ("MineralFields"), a Toronto-based mining fund, subscribed for $340,000 of the Offering (2,125,000 Units). Pursuant to the subscription by MineralFields, Q-Gold has paid Limited Market Dealer Inc. ("LMDI") a cash finder's fee of $17,000 and granted LMDI 212,500 finder's fee warrants (the "Finder's Warrant"). Each Finder's Warrant entitles the holder to acquire one Unit at an exercise price of $0.16 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant have the same terms as the Units under the Offering, except that they consist of Common Shares rather than Flow-Through Shares. The Corporation also paid a cash due diligence fee of $10,200 to LMDI.

Furthermore, Q-Gold paid additional finder's fees of $21,452, due diligence fees of $12,871 and granted 268,150 Finder's Warrants to other finders in the Offering.

All securities issued in connection with the Offering will be subject to a four month restriction from resale as stipulated under applicable securities legislation and the TSX Venture Exchange. It is contemplated that the Flow-Through Shares will entitle the holders to a 100% CEE tax deduction as set forth under the *Income Tax Act* (Canada).

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

Not Applicable

8. Executive Officer

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. Date of Report

November 9, 2007

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD COMPLETES OVERSUBSCRIBED FLOW-THROUGH FINANCING

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, November 9, 2007 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) is pleased to announce that it has completed a non-brokered flow-through private placement (as previously announced in its press release of October 12, 2007) for gross proceeds of $769,040 (the "**Offering**"). The original Offering of $500,000 was oversubscribed by $269,040.

Pursuant to the Offering, the Corporation issued 4,806,500 units ("**Units**") at a price of $0.16 per Unit. Each Unit consisted of one "flow-through" common share of the Corporation (a "**Flow-Through Share**") and one-half of one common share purchase warrant (a "**Warrant**"). Each full Warrant will entitle the holder to purchase one additional common share of the Corporation (a "**Common Share**") at a price of $0.25 for a period of 24 months from the date of issuance.

MineralFields Group ("**MineralFields**"), a Toronto-based mining fund, has subscribed for $340,000 of the Offering (2,125,000 Units). Pursuant to the subscription by MineralFields, Q-Gold has paid Limited Market Dealer Inc. ("**LMDI**") a cash finder's fee of $17,000 and granted LMDI 212,500 finder's fee warrants (the "**Finder's Warrant**"). Each Finder's Warrant entitles the holder to acquire one unit at an exercise price of $0.16 for a period of 24 months from issuance. The units issuable upon exercise of the Finder's Warrant have the same terms as the Units under the Offering, except that they consist of Common Shares rather than Flow-Through Shares. The Corporation also paid a cash due diligence fee of $10,200 to LMDI.

Other parties have subscribed for $429,040 (2,681,500 units) of the Offering, upon which additional cash finder's fees of $21,452 were paid, 268,150 Finder's Warrants were issued, and due diligence fees of $12,871 were paid.

All securities issued in connection with the Offering will be subject to a four month restriction from resale as stipulated under applicable securities legislation and the TSX Venture Exchange policies. It is contemplated that the Flow-Through Shares will entitle the holders to a 100% CEE tax deduction as set forth under the *Income Tax Act* (Canada).

The transaction is the third financing that Q-Gold has completed with MineralFields, having previously completed two "flow-through" private placements for aggregate proceeds, including this financing, totaling $2,142,500 since December 2006.

Q-Gold will use a portion of the proceeds to fund exploration and drilling on its extensive holdings of mining claims and options on patented lands near Rainy River, Ontario. Proceeds from the Offering will

be also used by Q-Gold for the dewatering, rehabilitation and re-entry of the North Shaft of the past producing (1898-1900) Foley Gold Mine to conduct underground exploration. The Foley Mine is one of five historic gold mines owned or optioned by Q-Gold in the historic Gold Camp of Mine Centre, Ontario. Two of these mines, the Foley and the Golden Star, recorded gold production in the late 1890's.

About MineralFields, Pathway and First Canadian Securities®:
MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com First Canadian Securities® is active in leading resource financings (both flow-through and hard dollar) on competitive, effective and service-friendly terms, with investors both within, and outside of, MineralFields Group.

About Q-Gold Resources Ltd.
Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of over 33,000 acres and over 7,700 acres in the Rainy River Greenstone Belt.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II President
1-888-779-0166
Website: www.QGoldResources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

END